SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 7, 2006

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 7, 2006

  Print the name and title of the signing officer under his signature.
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GBG ANNOUNCES GBG ANNOUNCES
GREAT BASIN GOLD LIMITED 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com	TSX: GBG AMEX: GBN

GREAT BASIN RECEIVES PROSPECTING RIGHTS AND COMMENCES
UNDERGROUND DEVELOPMENT OF BURNSTONE MINE

September 7, 2006, Vancouver, BC. Great Basin Gold Ltd. ("Great Basin" or the "Company") announces that the Department of Minerals and Energy (DME) has recently granted its wholly owned subsidiary, Southgold Exploration (Proprietary) Limited, two prospecting rights for its Burnstone Gold Property, located near Balfour, South Africa. Work has also commenced on construction of the mine access decline at Burnstone.

With the two additions, the Company has now been awarded three prospecting rights. These prospecting rights have been converted from "old order prospecting rights" into prospecting rights in terms of the Mineral and Petroleum Resources Development Act, 2002 ("the MPRDA"). The prospecting rights have all been granted for periods of 5 years and cover a major portion of the Area 1 mining area at Burnstone, as defined in the May 2006 Feasibility Study for the project. The executive summary of the Study can be viewed on the Company's website at www.greatbasingold.com and www.sedar.com.

The MPRDA determines that the holder of a new order prospecting right has an exclusive right to apply for and be granted a mining right in respect to the mineral and prospecting area in question. Great Basin plans to apply for the mining right by the end of October 2006.

On July 7, 2006 Great Basin commenced the construction of the access portal in accordance with its old order prospecting rights. Excavation of the underground decline commenced on August 11, 2006, and has advanced some 55 metres. The Company plans to take a bulk sample, as set out in the Burnstone feasibility study, in approximately 17 months time.

"The development of the Burnstone Mine in South Africa marks an exciting milestone in the history of Great Basin. With production forthcoming from both Burnstone and our Hollister Development Block Project in Nevada in the next few years, the Company is on track to establish itself as a mid-tier gold producer" commented President and CEO Ferdi Dippenaar.

The May 2006 Feasibility Study indicated robust returns for the development of an underground mine at Burnstone, with a planned average production rate of 214,000 oz of gold per annum, utilizing flexible, mechanized materials handling and conventional narrow reef mining, and a combination of a decline and a vertical shaft for access. A 4.5-metre wide by 4.8-metre high decline is being developed, first, to enable early access to the ore body for mining. A confirmatory 26,000 tonne bulk sample will be extracted and processed. Secondly, a 7.5-metre diameter vertical shaft will be developed and commissioned. Employees and equipment will use the decline for access and the shaft will be used for hoisting ore and waste rock to surface. It is anticipated that the mine will commence commercial production in 2009.

Great Basin has two advanced stage gold projects in two of the world's leading gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa. For more information on Great Basin and its projects, please visit the Company's website or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                    Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.